

August 20, 2010

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701

> **Re: Superior Well Services, Inc.**
> **Schedule 14D-9**
> **Filed on August 12, 2010**
> **File No. 005-85521**

Dear Mr. Wallace:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Identity and Background of Filing Person, page 3

1.   On page 3, you state that "[t]he foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal." We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

2.   On page 4, you state that "[a]ll information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and that may affect the significance, completeness or accuracy of such information." Although you may include appropriate language about the limits on the

reliability of the information, you may not disclaim all responsibility for its accuracy or completion. Please revise.

Arrangements between the Company and Parent and Purchaser, page 10

Merger Agreement, page 10

3.   We note your statement in the second sentence of the second paragraph of this section that "[t]he Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's or Parent's public reports filed with the SEC." We also note your statement in the third sentence of the second paragraph of this section that "the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to the Company or Parent." The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

Item 4. The Solicitation or Recommendation, page 11

Reasons for the Recommendation of the Board of Directors, page 16

4.   This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board's position. Please revise this section to clarify which of the factors are in fact reasons in support of your board's decision to recommend that stockholders accept the tender offer.

Projected Financial Information Regarding the Company, page 19

5.   In the second paragraph of this section, you refer to the unaudited projected financial information and state that "[n]one of the Company, Parent, Simmons or their respective affiliates assumes any responsibility for the accuracy of this information." Please revise to remove the suggestion that you do not bear any responsibility for disclosure in your Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company, page 25

6.   We note your statement that "[o]ther than in the ordinary course of business in connection with the Company's employee and non-employee director benefit plans," no

transactions with respect to the shares have been effected by the company or, to the knowledge of the company, by any of its executive officers, directors, affiliates or subsidiaries during the past sixty days. Item 1008(b) of Regulation M-A requires the disclosure of "any" transaction in the subject securities during the past sixty days. Please revise to provide all disclosure required by Item 1008(b) and to remove the language that suggests that you have not provided all required disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (713) 546-5401
        Brett E. Braden, Esq.
        Michael E. Dillard, Esq.
        Latham & Watkins LLP